June 19, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn:	Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

	Re:	Emtec, Inc.
Amendment No. 2 to Preliminary Information Statement on Schedule 14C
Filed June 19, 2013
File No. 0-32789
Emtec, Inc.
Amendment No. 2 to Schedule 13E-3
Filed June 19, 2013
File No. 5-44028

Ladies and Gentlemen:

Emtec, Inc. (the “Company” or “Emtec”) has today submitted with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Preliminary Information Statement on Schedule 14C (“Schedule 14C”) and Amendment No. 2 to its Schedule 13E-3 (“Schedule 13E-3”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 14, 2013 from Ms. Peggy Kim to Mr. Stephen Leitzell. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. All terms used but not defined herein have the meanings assigned to such terms in Schedule 14C.

Schedule 14C

1.

We note your response to comment two in our letter dated May 28, 2013; however, we reissue that part of our comment asking for your analysis as to how you complied with the federal proxy rules in obtaining the consents. Please note that the exemption in Rule 14a-2(a)(2) is applicable when title to securities is transferred by the transfer agent after the record date, but the securities were purchased prior to the record date and the purchaser seeks to obtain a proxy from the seller. See the discussion in the third paragraph of Tel. Int. N.4. in the Proxy Rules section of the Manual of Publicly Available Telephone Interpretations (July 1997).

United States Securities and Exchange Commission

June 19, 2013

Response:

In response to the Staff’s comment, the Company respectfully submits that the solicitation was exempt from the federal proxy rules under Rule 14a-2(b)(2) as a solicitation not by the registrant to fewer than ten persons. The solicitation was made by Messrs. Desai, Misra and Chandler, who are also directors and executive officers of the Company, in their capacity as stockholders of the Company only, and was only made to those three people and one entity owned and controlled by Mr. Desai. Rule 14a-2(b)(2) provides that federal proxy rules do not apply to solicitations of fewer than ten persons when the solicitation is on behalf of someone other than the registrant. The solicitation was by the Consenting Stockholders themselves, rather than the registrant or the Board of the registrant. Therefore, the solicitation of the Consenting Stockholders was exempt under Rule 14a-2(b)(2).

Recent Developments, page 2

2.	Please revise to identify the counterparty to the joint venture.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Schedule 14C to disclose that the proposed counterparty to the Federal JV is Spectrum Systems, Inc.

Effects on Affiliated Stockholders, page 6

3.

We note your responses to comments six and seven in our letter dated May 28, 2013; however, we reissue our comments. Please revise to quantify each affiliate’s interest in net book value and net operating loss carry forwards before and after the reverse/forward stock split.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of Schedule 14C to quantify each affiliate’s interest in net book value and net operating loss carry forwards before and after the Transaction.

Interests of Emtec’s Directors and Executive Officers in the Transaction, page 14

4.	Please revise to disclose the continuing management positions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 29 of Schedule 14C to disclose that all of the current directors and executive officers of the Company will continue as directors and executive officers of the Company after the Transaction.

Opinion of Murray Devine, page 15

5.

We note your response to comment 14 in our letter dated May 28, 2013; however, we reissue that part of our comment asking you to summarize and file the “going dark” discussion materials. Please supplementally provide us with the “going dark” discussion materials prepared by management. We may have further comment.

United States Securities and Exchange Commission

June 19, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Schedule 14C to summarize the “going dark” discussion materials prepared by management referenced in the Staff’s comment. The Company has also filed the discussion materials as Exhibit (c)(5) to Schedule 13E-3.

6.	We note your response to comment 21 in our letter dated May 28, 2013. Please supplementally provide us with a copy of the engagement letter.

In response to the Staff’s comment, the Company is providing the Staff, under separate cover, a copy of the engagement letter dated April 10, 2013 between the Company and Murray Devine. The engagement letter is being provided to the Staff on a confidential, supplemental basis only, and is not to be filed with or deemed a part of the Schedule 13e-3 or the Schedule 14C. The Company is requesting confidential treatment of the engagement letter pursuant to 17 C.F.R. § 200.83.

If you have any further questions, please feel free to contact the undersigned at 215.994.2621.

Sincerely,

/s/ Stephen M. Leitzell

Stephen M. Leitzell

cc:

Dinesh Desai

Sunil Misra

Gregory Chandler